United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2014

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On October 14, 2014, GW Pharmaceuticals plc (the “Company”), issued two regulatory news releases in the U.K. providing details of (i) new physician reports of Epidiolex® treatment effect in children and young adults with treatment-resistant epilepsy and (ii) preliminary top-line results of its Phase 2a ulcerative colitis trial. On October 14, 2014, the Company provided a research and development update in New York on the Company’s product pipeline which included presentations on the science and application of cannabinoids, updated data from its Epidiolex® epilepsy expanded access program and a review of its current pipeline programs including initial data from the ulcerative colitis Phase 2a clinical trial. The press releases and the presentation materials are respectively attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 and are incorporated by reference herein. The information contained in Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press release, with new physician reports of Epidiolex® treatment effect in children and young adults with treatment-resistant epilepsy, dated October 14, 2014
99.2	Press release, with preliminary top-line results of Phase 2a ulcerative colitis trial, dated October 14, 2014
99.3	Presentation materials from research and development update, dated October 14, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: October 15, 2014